Exhibit (a)(5)(D)

Contact Information: Nabi Investor Relations 301-770-3099 | www.nabi.com	Morrow & Co., LLC Attn: Joe Mills 203-658-9400

FOR IMMEDIATE RELEASE

NABI BIOPHARMACEUTICALS ANNOUNCES

FINAL RESULTS OF ITS SELF-TENDER OFFER

Rockville, Maryland, August 2, 2012—Nabi Biopharmaceuticals (NASDAQ: NABI) (the “Company”) today announced the final results of its “modified Dutch auction” tender offer, which expired at 12:00 midnight, at the end of the day, New York City time, on Monday, July 30, 2012. In accordance with the terms and conditions of the tender offer, the Company has accepted for purchase an aggregate of 14,547,996 shares of its common stock at a purchase price of $1.68 per share, for an aggregate cost of approximately $24.4 million, excluding fees and expenses relating to the tender offer. Included within the shares accepted for purchase are 857,520 additional shares that the Company elected to purchase pursuant to the Company’s right to purchase up to an additional 2% of the shares outstanding immediately prior to the commencement of the tender offer. The 14,547,996 shares accepted for purchase in the tender offer represent approximately 33.93% of the Company’s issued and outstanding stock as of July 1, 2012, the last day prior to commencement of the tender offer.

Based upon the final count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, 18,430,349 shares were properly tendered and not properly withdrawn at or below a purchase price of $1.68 per share, making the tender offer oversubscribed by 4,739,873 shares. For this purpose, shares tendered at or below $1.68 per share include shares tendered by those persons who indicated, in their letter of transmittal, that they were willing to accept the price determined in the tender offer. As a result of the over-subscription, the final proration factor for the tender offer was approximately 78.9%. After giving effect to the purchase of shares in the tender offer, the Company expects to have approximately 28,328,034 shares of its common stock issued and outstanding immediately after the completion of the tender offer.

All shares purchased in the tender offer will receive the same price. Payment for the shares accepted for purchase under the tender offer will occur promptly. Any shares tendered and not purchased will be returned to the tendering shareholders promptly thereafter.

Tender Offer Statement

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The information agent for the tender offer is Morrow & Co., LLC. For questions and information, please call the information agent toll-free at (800) 607-0088 or at (203) 658-9400.

About Nabi Biopharmaceuticals

Nabi Biopharmaceuticals leverages its experience and knowledge in powering the immune system to develop products that target serious medical conditions in the areas of nicotine addiction. Nabi Biopharmaceuticals is currently developing NicVAX® (Nicotine Conjugate Vaccine), an innovative and proprietary investigational vaccine for treatment of nicotine addiction and prevention of smoking relapse. The company is headquartered in Rockville, Maryland. For additional information about Nabi Biopharmaceuticals, please visit www.nabi.com.

This news release and any attachments include “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, any statements about the Company’s plans, strategies, prospects and “modified Dutch auction” tender offer and related share repurchase. The Company generally uses the words “may,” “will,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend” and similar expressions in this news release and any attachments to identify forward-looking statements. The Company bases these forward-looking statements, including the occurrence, timing and financial terms or effect of the Transaction and the tender offer, future cash distributions, potential share repurchases and expected timing for closing, on its current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, risks relating to: our ability to successfully complete the proposed transaction between Nabi and Biota or any other strategic transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, including a termination under circumstances that could require us to pay a break fee; the inability to complete the Transaction due to the failure of either party to obtain stockholder approval or the failure to satisfy other conditions to completion of the Transaction, including required regulatory approvals; the outcome of legal proceedings, if any, instituted against the Company and/or others relating to the Transaction Agreement or the tender offer; the effect of the announcement of the Transaction or the tender offer on our business relationships, operating results and business generally; changes in regulation and the regulatory environment; effects of natural catastrophes, terrorism and other interruptions to our business; our ability to complete the tender offer and the related share repurchase; the actual amount of operating expenses, costs, liabilities, obligations and other variables that may affect the amount and timing of any distributions to stockholders in connection with any liquidation and dissolution of Nabi in the event that the Transaction is not completed; our ability to realize any value for NicVAX in light of our two failed Phase III clinical trials; our ability to obtain a successful result in a remaining clinical trial for NicVAX or realize any value from a successful result; our ability to have GSK successfully develop and commercialize any future generation candidate nicotine vaccine; our ability to terminate existing NicVAX contract manufacturing and development agreements without significant penalties; our ability to collect any further milestones and royalty payments under the PhosLo agreement; our ability to maintain sufficient patent protection; our ability to avoid products liability claims; our ability to maintain sufficient insurance; and our ability to use our net operating loss carry forwards. Some of these factors are more fully discussed, as are other factors, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and in our Preliminary Proxy Statement, subject to completion, dated June 8, 2012, each filed with the Securities and Exchange Commission. We do not undertake to update any of these forward-looking statements or to announce the results of any revisions to these forward-looking statements except as required by law.

# # #